Atento S.A.
Société Anonyme
1 rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B.185.761

May 10, 2021

By registered mail.

Dear Shareholder:

We are delighted to inform you that the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") will be held at 10:00 a.m. Central European Time on May 31, 2021 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual Meeting is set out in the attached Letter and this Proxy Statement.

The Company has fixed the close of business on April 8, 2021 as the record date for the Annual Meeting (the "**Record Date**"), and only holders of record of shares at such time will be entitled to notice of the Annual Meeting or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you hold or whether or not you plan to attend the Annual Meeting in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received, as further described in this Proxy Statement. This will not prevent you from voting your shares in person if you subsequently choose to attend the Annual Meeting, subject, however, to the instructions set forth in this Proxy Statement.

Please note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.) no later than 5:59 p.m. Eastern Time on May 28, 2021 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Carlos López-Abadía
Authorized Director, for and on behalf of the Board of Directors of the Company

Atento S.A.
Société Anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B.185.761

Convening Notice to
the Annual General Meeting of Shareholders
to be held on May 31, 2021 at 10:00 a.m. Central European Time at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg

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Dear Shareholders,

As mentioned, the Board of Directors of Atento S.A. (the "**Board**") is pleased to inform you that the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") will be held at 10:00 a.m. Central European Time on May 31, 2021 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg.

The agenda for the Annual Meeting is as follows:

Agenda of the Annual Meeting

1. **Approval of the audited 2020 Annual Accounts**

   Decision to approve the audited annual accounts of the Company for the financial year ended on December 31, 2020 (the "**2020 Annual Accounts**").

2. **Approval of the Management Report in relation to the 2020 Annual Accounts**

   Decision to approve the management report of the Company with respect to the 2020 Annual Accounts (the "**2020 Management Report**").

3. **Approval of the Audit Report in relation to the 2020 Annual Accounts**

   Decision to approve the audit report of the Company with respect to the 2020 Annual Accounts prepared by Ernst & Young, S.A. in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company (the "**2020 Audit Report relating to the 2020 Annual Accounts**").

4. **Allocation of results – decision to set-off the loss made by the Company in relation to the 2020 financial year against the profit brought forward in relation to the previous financial years**

   Decision to (i) set-off the aggregate amount of loss made by the Company in relation to the 2020 financial year in an aggregate amount of one million three hundred sixty-eight thousand nine hundred six Euro and fifty-three cents (EUR 1,368,906.53) against the profit brought forward in relation to the previous financial years in an aggregate amount of seven million eight hundred and fifty-seven thousand two hundred and twenty-five Euro and sixty cents (EUR 7,857,225.60) and (ii) that the remaining profit, i.e. the after set-off of the loss, in an aggregate amount of six million four hundred and eighty-eight thousand three hundred and nineteen Euro and seven cents (EUR 6,488,319.07) be carried forward to the next financial year.

5. **Discharge of the members of the Board of Directors of the Company in relation to the 2020 financial year**

   Decision to grant full discharge (*quitus*) to all the members of the Board in function during the 2020 financial

year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2020.

6. **Approval of the audited 2020 Consolidated Accounts**

Decision to approve the audited consolidated accounts of the Company for the financial year ended on December 31, 2020 (the "**2020 Consolidated Accounts**").

7. **Approval of the Management Consolidated Report in relation to the 2020 Consolidated Accounts**

Decision to approve the management consolidated report of the Company with respect to the 2020 Consolidated Accounts (the "**2020 Management Consolidated Report**").

8. **Approval of the Audit Report in relation to the 2020 Consolidated Accounts**

Decision to approve the audit report of the Company with respect to the 2020 Consolidated Accounts prepared by Ernst & Young, S.A. in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company (the **2020 Audit Report relating to the 2020 Consolidated Accounts**).

9. **Renewal of Mr. David Garner, as class I director, of the Company**

Decision to renew, with immediate effect, the mandate of Mr. David Garner as class I director of the Company for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2023.

10. **Acknowledgement of the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of October 16, 2020, of Mr. Robert William PAYNE as class II director of the Company as adopted by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021.**

Decision to acknowledge the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and to approve, confirm and ratify (i) the co-optation of Mr. Robert William PAYNE, as class II director of the Company and with effect as of October 16, 2020, made by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021.

11. **Approval of the 2021 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such**

Decision to approve the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2021 in their capacity as such amounting to a maximum of one million one hundred and four thousand US Dollars (US$ 1,104,000) of which four hundred and fourteen thousand US Dollars (US$ 414,000) will be paid in cash, and six hundred ninety thousand US Dollars (US$ 690,000) will correspond to equity compensation (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filings with the SEC or at any general meeting of the Company.

12. Delegation of powers.

Authorisation to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi, Mr. José de Souza Acevedo and Mr. Shay Chor (each of them, an "**Authorised Signatory**"), acting individually and severally with power of substitution, on behalf of the Company, to file the 2020 Annual Accounts and 2020 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as the appointment of directors Mr. Garner and Mr. Payne and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2020 Annual Accounts and 2020 Consolidated Accounts and the renewal, respectively, or the confirmation of the mandates of directors of the Company).

The Annual Meeting will validly deliberate on the resolutions on its agenda without any presence quorum requirement. The resolutions at the Annual Meeting will be adopted by a simple majority of the votes validly cast.

Any shareholder who holds one or more shares(s) of the Company on April 8, 2021 (the "**Record Date**") will be admitted to the Annual Meeting and may attend the Annual Meeting either in person or vote by way of proxy using the proxy card included with the materials containing this Proxy Statement. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Annual Meeting if such shares are expected to be transferred between the Record Date and the date of the Annual Meeting.

Please review the procedures for attending the Annual Meeting or to be represented by way of proxy included in the attached Proxy Statement. Copies of the below-listed documents will be available, as of the date of this notice, and may be obtained free of charge, both at *www.atento.com* and *www.proxyvote.com* or at the Company's registered office in Luxembourg. Please finally note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:59 p.m. Eastern Time on May 28, 2021 in order for such votes to be taken into account.

List of documents:

- Proxy Statement
- Form of Proxy (Proxy card)
- Notice of the Annual Meeting provided to the Company's Shareholders (Notice and Access Card)
- Stand-alone annual accounts of the Company as at December 31, 2020.
- Management report of the Board in respect of the stand-alone annual accounts of the Company as at December 31, 2020.
- Auditor's report for the stand-alone annual accounts of the Company as at December 31, 2020.
- Consolidated annual accounts of the Company as at December 31, 2020.
- Management report of the Board in respect of the consolidated accounts of the Company as at December 31, 2020.
- Auditor's report in respect of the consolidated annual accounts of the Company as at December 31, 2020.
- Company's Annual Report on Form 20-F

Yours faithfully,

Carlos López-Abadía
Authorized Director, for and on behalf of the Board of Directors of the Company

ATENTO S.A.
PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 31, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Atento S.A. (the "**Company**" , "**Atento**" , "**we**" or "**us**") for use at the Annual General Meeting of Shareholders (the "**Annual Meeting**") of Atento S.A. (the "**Company**") to be held at 10:00 a.m. Central European Time on May 31, 2021 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg.

We expect to mail this notice by registered mail, on or about May 10th, 2021, except for individual shareholders who have properly accepted to receive such notice and proxy materials by email or through Internet access for which such accepted means of communication will be used. On that same date, we will also mail a printed copy of this Proxy Statement, together with the Company's stand-alone and consolidated annual accounts for the financial year ended December 31, 2020, the Auditor's reports for both stand-alone and consolidated annual accounts and the Company's Annual Report on Form 20-F for the year ended December 31, 2020 (the "**Annual Report**"), to shareholders as of April 8th, 2021 (the "**Record Date**").

Foreign Private Issuer

We are a "foreign private issuer" within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Annual Meeting. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, 14,081,650 ordinary shares were issued and outstanding and entitled to vote at the Annual Meeting and 918,350 additional ordinary shares were held as treasury shares, being noted that according to Article 430-18 of the Luxembourg law dated 10 August, 1915 concerning commercial companies, as amended from time to time, voting rights in respect of the shares held by the Company shall be suspended and such repurchased shares shall not be taken into account when calculating the majority. We refer to such treasury shares herein as the Company's "own shares." Each ordinary share not held in treasury is entitled to one vote at the Annual Meeting.

What Constitutes a Quorum

No quorum is required for any ordinary resolution to be considered at the Annual Meeting.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder's vote on a particular matter by checking the "ABSTAIN" box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to any of the proposals or other matters considered at the Annual Meeting, in each case unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual Meeting, only those votes cast "FOR" or "AGAINST" are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions and nil votes are not considered votes cast and have no effect on the outcome of any of the proposals (i.e. that they shall not be taken into account for the calculation of the majority).

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy card by mail will not affect your ability to attend the Annual Meeting in-person and vote at the Annual Meeting.

If your shares are held in "street name," meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted. You will not be able to attend the Annual Meeting in-person and vote at the Annual Meeting unless you obtain a legal proxy from your bank or brokerage firm, in accordance with the instructions that such holder of record will provide to you.

The Company has retained Broadridge Financial Solutions, Inc. as independent tabulation agent to receive and tabulate the proxies cards.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares "FOR" each of the proposals identified herein, to the extent that discretion is duly provided for by proxy in accordance with Luxembourg law.

It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting in person;
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Annual Meeting, stating that the proxy is revoked; or
- signing and delivering a subsequently dated proxy card prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting at the Annual Meeting. Your last vote for the Annual Meeting, prior to or at the Annual Meeting, is the vote that will be counted at such Annual Meeting.

Attendance at the Annual Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual Meeting. All shareholders planning to attend the Annual Meeting must contact our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com by May 24, 2021 to reserve a seat. For admission, shareholders should come to the Annual Meeting check-in area no less than 15 minutes before the Annual Meeting is scheduled to begin. To be admitted to the Annual Meeting, you will need a form of photo identification (such as a driver's license or passport), and if you

hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Annual Meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual Meeting. Registration will begin at 9:30 a.m. Central European Time, and the Annual Meeting will begin at 10:00 a.m. Central European Time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual Meeting. Attendees may be asked to pass through a security check prior to entering the Annual Meeting.

In addition, all attendees will be required to prove they have been vaccinated or have had a recent COVID test (no more than 48 hours prior to the Annual Meeting) with a negative result, have temperature checks, wear masks at all times, maintain social distancing, or any other requirement that the Company may find appropriate for safety reasons.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the letter and Proxy Statement, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEMS NOS. 1, 2, 3, 6, 7 and 8: APPROVAL OF THE 2020 MANAGEMENT REPORTS, AUDITOR REPORTS AND STAND-ALONE AND CONSOLIDATED ANNUAL ACCOUNTS

At the Annual Meeting, shareholders will review the management reports of the Board in respect of the stand-alone annual accounts of the Company, as well as the consolidated accounts of the Company, each as at December 31, 2020 (collectively, the "**2020 Management Reports**") and the auditor's reports prepared by the Company's auditor for the stand-alone annual accounts of the Company, as well as for the consolidated annual accounts of the Company, each as at December 31, 2020 (collectively, the "**Auditor's Reports**").

Shareholders will also review the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2020. As previously mentioned, these materials are available on the internet at both *www.atento.com* and *www.proxyvote.com.* Following such presentation and on the basis of the agenda, the following resolutions will be put before the Annual Meeting for approval:

> *First resolution:* The Annual Meeting resolves to approve the 2020 Annual Accounts, consisting of the balance sheet, the profit and loss account, and the notes to the annual accounts, for the Company's financial year ended on December 31, 2020.
>
> *Second resolution:* The Annual Meeting resolves to approve the 2020 Management Report produced by the Board with respect to the 2020 Annual Accounts.
>
> *Third resolution:* The Annual Meeting resolves to approve the 2020 Audit Report relating to the 2020 Annual Accounts as prepared by Ernst & Young, S.A. in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company.
>
> *Sixth resolution:* The Annual Meeting resolves to approve the 2020 Consolidated Accounts, consisting of the consolidated balance sheet, the consolidated profit and loss account, and the consolidated notes to the annual accounts, for the Company's financial year ended on December 31, 2020.
>
> *Seventh resolution:* The Annual Meeting resolves to approve the 2020 Management Consolidated Report.
>
> *Eighth resolution:* The Annual Meeting resolves to approve the 2020 Audit Report relating to the 2020 Consolidated Accounts as prepared by Ernst & Young, S.A. in its capacity as independent auditor (*réviseur d'entreprises agréé*) of the Company.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval of the 2020 Annual Accounts, the 2020 Management Report, the 2020 Audit Report relating to the 2020 Annual Accounts, the 2020 Consolidated Accounts, the 2020 Management Consolidated Report and the 2020 Audit Report relating to the 2020 Consolidated Accounts.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 4: APPROVAL OF ALLOCATION OF ANNUAL RESULTS

At the Annual Meeting, management will report that the Company's operations resulted in a loss of €1,368,906.53 for the financial year ended December 31, 2020, based on the stand-alone of the Company as at December 31, 2020. The Annual Meeting will be further asked to approve, based on the agenda, the following resolution:

Fourth resolution: The Annual Meeting resolves (i) to set-off the aggregate amount of loss made by the Company in relation to the 2020 financial year in an aggregate amount of one million three hundred sixty-eight thousand nine hundred six Euro and fifty-three cents (EUR 1,368,906.53) against the profit brought forward in relation to the previous financial years in an aggregate amount of seven million eight hundred and fifty-seven thousand two hundred and twenty-five Euro and sixty cents (EUR 7,857,225.60) and (ii) that the remaining profit, i.e. the after set-off of the loss, in an aggregate amount of six million four hundred and eighty-eight thousand three hundred and nineteen Euro and seven cents (EUR 6,488,319.07) be carried forward to the next financial year.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval of allocation of our annual results.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 5: APPROVAL OF GRANT OF FULL DISCHARGE OF 2020 BOARD

At the Annual Meeting, the following resolution will be put before the Annual Meeting for approval:

Fifth resolution: The Annual Meeting resolves to grant discharge (*quitus*) to all the members of the Board in function during the 2020 financial year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2020.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the grant of full discharge (*quitus*) to all members of the Board in function during the 2020 financial year.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 9: RENEWAL OF MR. DAVID GARNER AS CLASS I DIRECTOR OF THE COMPANY

Our Board currently consists of eight directors. Our articles of association provide that our Board will consist of not less than three directors and not more than 15 directors.

Our Board is divided into three classes as described below. Pursuant to our articles of association, our directors are appointed at the Annual General Meeting of Shareholders for a period of up to three years, with each director serving until the third Annual General Meeting of Shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the Annual Meeting of Shareholders in the year in which their term expires. Thomas Iannotti and David Garner are serving as Class I directors for a term expiring at the annual general meeting of shareholders to be held in 2021. Carlos López-Abadía, Antenor Camargo and Robert W. Payne are serving as Class II directors for a term expiring at the annual general meeting of shareholders to be held in 2022. Antonio Viana, John Madden and Roberto Rittes are serving as Class III directors for a term expiring at the annual general meeting of shareholders to be held in 2023.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement.

Our current directors are as follows:

Name	Age	Class
David Garner	63	Class I (term expiring at the 2021 Annual Meeting)
Thomas Iannotti	63	Class I (term expiring at the 2021 Annual Meeting)
Antenor Camargo	35	Class II (term expiring at the 2022 Annual Meeting)
Carlos López-Abadía	58	Class II (term expiring at the 2022 Annual Meeting)
Robert W. Payne	62	Class II (term expiring at the 2022 Annual Meeting)
John Madden	47	Class III (term expiring at the 2023 Annual Meeting)
Roberto Rittes	46	Class III (term expiring at the 2023 Annual Meeting)
Antonio Viana-Baptista	63	Class III (term expiring at the 2023 Annual Meeting)

Set forth below is a brief biography of each of our directors:

David Garner, Director (Class I). From 2013 through March 2016, Mr. Garner served as executive Chairman and a member of the board of directors of BellSystem24. From 2010 through 2013, he served as Chairman and Chief Executive Officer of Sitel Worldwide. From 1998 through 2003, Mr. Garner was President and Chief Executive Officer of SHPS, Inc. Mr. Garner currently serves as a member of the board of directors of National Directory Assistance, LLC. He holds a B.A. in Technical Communications from Louisiana Tech University.

Thomas Iannotti, Director (Class I). Mr. Iannotti has served as a member of our board of directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP's services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a BA from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993.

Antenor Camargo, Director (Class II). Mr. Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor's in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Carlos López-Abadía, Chief Executive Officer and Director (Class II). Mr. López-Abadía boasts a long-standing international professional career in the technology, consulting and digital transformation sectors at the global level. His successful professional career spans over thirty years. Prior to his appointment as Atento's Chief Executive Officer, he served as DXC Technology's Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T. He holds an MS in electrical engineering from Purdue University and an MBA from Washington University, where he was a Charles F. Knight Scholar. He has recently been named to the Hispanic IT Executive Council's HITEC Top 100, Class of 2017-2018, for his career achievements in information technology.

Robert W. Payne, Director (Class II). Bill Payne has over 30 years of executive and management experience in both small, entrepreneurial, and large corporate environments and cultures, having also served in several non-executive, mentoring, advisory and consulting roles. In addition to his current roles at several global start-up companies, such as Room Rocket, Usable Media and Excello, he is a board mentor at Critical Eye, a venture capitalist with UK-based Octopus Investments. He is an experienced Non-Executive Director and Chair as well as a visiting Professor at several business schools, including Lancaster University, Henley Management School, Lyon Business School and the University of Surrey, where he was President of the Surrey Business School MBA program. Earlier in his career, Mr. Payne was a senior executive at IBM, where he held leadership roles in consulting, strategy and process outsourcing in Europe and other geographies, including as General manager of the Global Customer Experience (CRM) Outsourcing Group. Mr. Payne also leads his own strategic consultancy Acadameus, which advises start-ups, mid-caps and high-growth companies.

John Madden, Director (Class III). Mr. Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK. He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

Roberto Rittes, Director (Class III). Mr. Rittes is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as COO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group managed by BTG and Angra, and as key officer for Brazilian telecom companies Brasil Telecom and Oi. Mr. Rittes has a Master's degree in Business Administration from Harvard Business School and a Bachelor degree s in Business Administration (BBA) with a focus in Public Administration from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Antonio Viana-Baptista, Director (Class III). Mr. Viana-Baptista boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master's in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Our Board has no reason to believe that any of the directors listed above would be unable to serve as a director of the Company. Unless contrary instructions are provided on your proxy card, the persons named as proxies will vote your shares "FOR" the confirmation of the renewal, with immediate effect, of the mandate of Mr. David Garner, as Class I director until the annual general meeting to be held in 2024 (the "**Renewal**").

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Ninth resolution: The Annual Meeting hereby approves the Renewal.

The Annual Meeting hereby approves the delegation of powers to any director of the Company, acting individually and with full power of substitution, to proceed with the publication of the renewal of the mandate of Mr. David Garner, as Class I director in the Luxembourg electronic gazette of companies and associations (*Recueil électronique des sociétés et associations*) and its filing with the relevant registries as required and as mentioned above (the "**Delegation of Filing and Publication Authority**").

Vote Required and Board Recommendation

This proposal requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the Renewal and Delegation of Filing and Publication Authority.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 10: APPROVAL CONFIRMATION AND RATIFICATION OF DIRECTOR CO-OPTATION

On October 16, 2020, the Board made the following appointment by co-optation:

Mr. Robert W. Payne as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board by co-optation further to the resignation of Mr. Oliver Feix as Class II director of the Company effective as of October 15, 2020.

The biography of Mr. Robert W. Payne is set forth above under the Proposal with respect to Annual Meeting Agenda Item No. 9, above.

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Tenth resolution: The Annual Meeting acknowledges the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and further resolves to approve, confirm and ratify (i) the co-optation, with effect as of October 16, 2020, of Mr. Robert William PAYNE as class II director of the Company as adopted by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021.

Vote Required and Board Recommendation

The co-optation and definitive election of a director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the approval and confirmation of the Mr. Robert W. Payne's co-optation and the related definitive election as noted above.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 11: APPROVAL OF 2021 ANNUAL MAXIMUM BOARD MEMBER REMUNERATION

It is proposed to approve the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2021 in their capacity as such amounting to a maximum of one million one hundred and four thousand US Dollars (US$ 1,104,000) of which four hundred and fourteen thousand US Dollars (US$ 414,000) will be paid in cash, and six hundred ninety thousand US Dollars (US$ 690,000) will correspond to equity compensation (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filings with the SEC or at any general meeting of the Company (the "**Annual Aggregate Maximum Director Remuneration**").

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Eleventh resolution: The Annual Meeting resolves for an indefinite term as long as the Company's general meeting of shareholders does not approve anything to the contrary, to fix the maximum global amount of Board members' remuneration for the year ending December 31, 2021 in their capacity as such at one million one hundred and four thousand US Dollars (US$ 1,104,000) of which four hundred and fourteen thousand US Dollars

(US$ 414,000) will be paid in cash, and six hundred ninety thousand US Dollars (US$ 690,000) will correspond to equity compensation, granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filings with the SEC or at any general meeting of the Company.

The distribution of this amount among the directors of the Company will be established by resolution of the Board of directors of the Company, taking into consideration the functions and responsibilities given to each director, the membership in its commissions and other objective circumstances considered relevant.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the Annual Aggregate Maximum Director Remuneration.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 12: DELEGATION OF POWERS

At the Annual Meeting, the following resolution will be put before the Annual Meeting for approval:

Twelfth resolution: The Annual Meeting resolves to authorize and empower any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi, Mr. José de Souza Acevedo and Mr. Shay Chor (each of them, an **Authorised Signatory**), acting individually and severally, on behalf of the Company, to file the 2020 Annual Accounts and 2020 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as to file the appointment of directors Mr. Garner and Mr. Payne as directors of the Board and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2020 Annual Accounts and 2020 Consolidated Accounts).

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board unanimously recommends a vote "FOR" the delegation of powers set forth in Annual Meeting Agenda Item No. 12.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company's directors, including the non-management directors as a group, the chair of any committee of the Board or any committee of the Board by writing them as follows:

Atento S.A.
Société Anonyme
1, rue Hildegard Von Bingen
L-1282 Luxembourg
R.C.S. Luxembourg B 185.761
Attn: Chief Legal Officer

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Chief Legal Officer and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 31, 2021

The Notice and Proxy Statement are available at both *www.atento.com* and *www.proxyvote.com*. Copies of the Company's stand-alone and consolidated annual accounts for the financial year ended December 31, 2020, the 2020 Management Report, the Auditor's Report relating to the Company's stand-alone and consolidated accounts for the financial year ended December 31, 2020, and the 2020 Management Consolidated Report are available at both *www.atento.*com and *www.proxyvote.com*.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual Meeting in person, you must reserve your seat by May 24, 2021 by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com. Additional details regarding requirements for admission to the Annual Meeting are described in the attached proxy statement under the heading "Attendance at the Annual Meeting."

If you are a shareholder of record as of the Record Date, you will be admitted to the Annual Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares you will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual Meeting. Any shareholder that decides to attend the Annual Meeting in person may, if so desired, revoke the prior proxy by voting such person's ordinary shares at the Annual Meeting.

Luxembourg
May 10, 2021

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